

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 23, 2016

<u>Via E-mail</u>
George Glasier
Chief Executive Officer
Western Uranium Corporation
700-10 King Street East
Toronto, Ontario, Canada M5C-1C3

> **Re: Western Uranium Corporation
>   Form 10
>   Filed April 29, 2016
>   File No. 000-55626**

Dear Mr. Glasier:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>The Company, page 1</u>

1.   Please revise to clearly state that you are an exploration stage company as you have yet to define proven or probable reserves. See paragraph (4) of Industry Guide 7.

2.   It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

<u>Our Strategy, page 2</u>

3.   Please disclose the anticipated time frame for the commencement of uranium production, including the related costs and the material requirements or conditions that must be met before you may commence uranium production.

4.   We note your December 7, 2015 press release announcing that you have entered into a Uranium Concentrates Supply Agreement with a major U.S. Utility. If material, please disclose the material terms of your supply agreement and file it as an exhibit. See Item 601(b)(10) of Regulation S-K.

5.   We note your disclosure here and on page 36 that you hold an exclusive license to use ablation mining technology. If material, please disclose the material terms of your exclusive license and file it as an exhibit. See Item 101(h)(vii) and Item 601(b)(10) of Regulation S-K.

6.   We note your website disclosure that you have a tolling agreement at the Energy Fuels White Mesa mill. Please describe your tolling agreement and, if material, file it as an exhibit. See Item 601(b)(10) of Regulation S-K.

Overview of the Uranium Industry, page 3

7.   We note your disclosure that "[m]any analysts are calling for improved uranium prices over the mid-term from a supply deficit as uranium market fundamentals for supply and demand improve." Please update and provide the source for this statement.

The Ablation Process, page 5

8.   We note your list of benefits of the ablation process. With the goal of balanced disclosure, please also include any negative factors or uncertainties of the ablation process. In this regard, please add a risk factor that addresses the risks of the ablation process.

Liquidity and Capital Resources, page 16

9.   Please describe the material terms of the mortgage and credit facility that you assumed after the acquisition of Black Range and disclose whether the company is still in default, as stated on page F-16. For guidance, see Section IV.C of SEC Release No. 33-8350. Also describe the material terms of the notes payable, which you disclose on page F-19. See Item 303(a)(1) of Regulation S-K.

Properties page 18

10.   Only proven and probable reserves may be disclosed in filings with the United States Securities and Exchange Commission. However, as a company incorporated in Canada, paragraph (b) (5) (3) allows for the disclosure of National Instrument 43-101 compliant resources. Please revise to remove resource disclosure that is not NI 43-101 compliant.

11.   For each of your 43-101 compliant resources, please revise to include the name of the technical report, the date of the technical report, the date the technical report was filed on

sedar.com, the name of the company that filed the technical report, and the name of the qualified person who prepared the technical report.

12.   Additionally, mineral resources must have a reasonable prospect for economic extraction. Please tell us how you determined that each of your resources has a reasonable prospect for economic extraction and revise your filing to include the cut-off grade and pricing.

13.   Please tell us if a member of your management team has visited your properties and, if not, disclose this in your filing.

14.   For each of your properties please disclose the source of power and water that will be utilized at your properties and fully describe the property infrastructure pursuant to paragraph (b) of Industry Guide 7.

15.   For each property please discuss your exploration plans as required by paragraph (b) (4) (i) of Industry Guide 7. The exploration plan should address the following points:

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work and disclose their qualifications.

16.   We note your disclosure on page 22 that assumes a district wide average vanadium ratio to determine your vanadium resources. Resources should be property specific and based on detailed exploration work rather than a district wide average. Please revise to remove this vanadium resource.

17.   We note your disclosure on page 37 does not include the Dunn project as part of the August 18, 2014 acquisition however this project is included on page 18 as part of the August 18, 2014 acquisition. Please advise.

18.   We note your disclosure on page 36 that states that the ablation technology vastly improves the efficiency of the sandstone hosted uranium mining process. Fully discuss the test work that has been performed on your properties with respect to the ablation process.

19.   Additionally discuss permitting or other approvals required for the use of this technology on any of your properties.

Summary Compensation Table, page 40

20.   Please revise the executive officer and director compensation tables to include the specific compensation paid for services rendered to the company as set forth in the consulting agreements.   See Item 402(m)(1) of Regulation S-K.

Exhibits

21.   Please file the consulting agreements as exhibits. See Item 601(b)(10) of Regulation S-K.

22.   Please file the agreement for the $500,000 obligation payable to George Glasier as an exhibit. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-1

23.   We note the periods opined upon in the audit report appear to be inconsistent with the periods presented in the financial statements. Please advise your auditor to revise their audit report in the first and third paragraphs to reference the correct financial statement periods as of December 31, 2015 and 2014, and for the year ended December 31, 2015 and the period from March 10, 2014 (inception) through December 31, 2014.

24.   In the last sentence in paragraph three of the audit opinion, your auditor opines upon your financial statement schedule. Please amend your filing to include such financial statement schedule. If the reference to the financial statement schedule was in error, please have your auditor to revise the opinion to remove such reference.

Note 5 - Reverse Takeover Transaction ("RTO"), page F- 15

25.   Your disclosure states that to effect the reverse takeover transaction between Western and Pinon Ridge Mining LLC, Western issued i) 9,900,000 common shares to the Company's founders and (ii) 1,100,000 common shares to the shareholders that purchased shares in the November 2014 private placement. This appears to be inconsistent with the disclosure on page 3, Item 10 on page 42 and Note 1 on page F-7 which states that on November 20, 2014 you issued 11,000,000 shares to Pinon Ridge Mining and 118,820 shares in a private placement, and on December 15, 2014, 396,924 shares were issued to your shareholders on the basis of 1 post-consolidation share for each 800 pre-consolidation shares outstanding. Please provide us with a detailed discussion to clarify the number shares that were issued to effect the reverse transaction, the terms of the

private placement and number of shares issued in the placement and the number of HUI shares outstanding prior to the reverse transaction.

26. Your disclosure indicates that the results of operations, cash flows and the assets and liabilities of HUI have been included in your historical financial statements since November 20, 2014, the reverse takeover transaction date. Please expand your disclosure to describe HUI's business and the relationship among HUI, Western Uranium Corporation and Pinon Ridge Mining LLC.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding comments on the engineering related matters. Please contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Brad Wiggins
        SecuritiesLawUSA, PC